SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20 Publicly-held Company CVM Registry: 1431-1

COPEL IR 017 / 2007

NOTICE TO THE MARKET
TOTAL SPIN-OFF AND WINDING UP OF COPEL TRANSMISSÃO S.A.

     Companhia Paranaense de Energia – COPEL, pursuant to CVM Instruction 358/2002, hereby informs the market that, on November 27, 2007, the Company’s Board of Directors approved a corporate restructuring, consisting of the spin-off of COPEL Transmissão S.A. and the transfer of its assets and liabilities to COPEL Distribuição S.A. and COPEL Geração S.A.

Reasons: The restructuring was occasioned by regulatory issues and is part of the COPEL group’s implementation of the best corporate governance practices. ANEEL Resolution 489/2002 establishes that power distribution concessionaires are responsible, within their respective concession areas, for installing specific transmission facilities that are not part of the basic grid.

     The 69 kV and 138 kV transmission lines defined as Connection Networks and Other Transmission Installations (DITs) not belonging to the basic national interconnected grid are typical distribution assets but are currently booked by COPEL Transmissão.

     As a result, and based on understandings of Laws 9074/95 and 10848/04, as well as Decree 5163/04, these assets and the corresponding liabilities will be transferred to COPEL Distribuição, while those assets and the corresponding liabilities belonging to the basic grid will be transferred to COPEL Geração.

Value Spun Off: According to the appraisal report, the total net book value of the assets spun off from Copel-TRA for transfer to Copel-DIS is R$ 572.8 million, and the total net book value of the assets spun off from Copel-TRA for transfer to Copel-GER is R$ 592.1 million.

     The transfer of these assets, and the corresponding liabilities, will not involve any financial disbursements, given that all the companies involved are wholly-owned subsidiaries of the parent company, COPEL.

Curitiba, November 27, 2007

Paulo Roberto Trompczynski
CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.